October 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Manufacturing

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Erin Purnell

Re:	Allegro MicroSystems, Inc.

Registration Statement on Form S-1

Filed August 3, 2020, as amended

File No. 333-249348

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Allegro MicroSystems, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on October 28, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 2,600 copies of the Preliminary Prospectus dated October 21, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC
Acting severally on behalf of themselves and the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Thomas R Critchfield
Name: Thomas R Critchfield
Title: Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ James (Beau) Bohm
Name: James (Beau) Bohm
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]